Clean Bite, LLC

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Introduction

Clean Bite™ is building an advanced single use toothbrush. Made of a foodstuff, it fully dissolves and is swallowed after 60 to 90 seconds of utility. It gently cleans the users' teeth and gums simply by chewing it, without need for water, paste or a brush.

Because it dissolves and is swallowed, Clean Bite™ can also serve as a delivery system for active pharmaceutical ingredients (API), including the delivery of vitamins, therapeutics, medications and encapsulated vaccines throughout the developing world.

Problem

The problem of poor oral hygiene affects many different aspects of society. Some of the most vulnerable populations amongst us have access to meals, but no access to oral hygiene equipment. Clean Bite, LLC aims to address these markets.

Children:

At-risk-children in the U.S. (living below, at, or near the poverty level) have two to three times the number of untreated cavities (caries) compared to their peers. These same children are the recipients of more than eight billion meals per school year and though both the CDC is aware of the problem and the USDA pays for these meals, there is no proactive measure to directly address oral hygiene on the tray.



Clean Bite, LLC sees this market as one that remains completely unserved, due in part, to there not being a product that can effectively address the issues of efficacy, economy and ease of deployment.

Military and Disaster victims:

Deployed service members and victims of disaster supported by FEMA are both provided complete meals ready to eat (MRE's). These are comprehensive meals, but the only thing provided for oral hygiene are two pellets of gum containing Xylitol. This is one more illustration where Clean Bite™ is perfectly suited to fill the gap where traditional brushing is perhaps inappropriate or unavailable.

ORAL HEALTH IMPACT

Purpose: Establish a metric to assess the impact of oral diseases on Soldiers' duty perfomance and well-being.

Did a problem with teeth, mouth, dentures, or jaw joint during past 12 months cause:	Officer	Enlisted	Total
A painful ache in your mouth, jaw joint, face or head?	27.3%	35.7%*	34.2%
Avoidance of eating certain foods?	19.4%	27.6%*	26.0%
Difficulty sleeping?	14.6%	23.7%	22.0%
Difficulty relaxing orparticipating in after-work activities?	14.7%	22.8%	21.3%
Difficulty concentrating on your work?	14.4%	22.3%	20.8%
Lost time from work to be in quarters to go on sick call?	10.6%	21.3%*	19.3%
Lack of eating meals for a period of time?	11.4%	18.3%	17.0%
Trouble speaking or pronouncing words?	5.6%	12.6%	11.2%

* Jr. Enlisted were significantly more likely to have a problem than Sr. Enlisted

Institutional users:

- Populations to include:
- The infirm and those who rely on caregivers
- The prison system where the use of Clean Bite™ would also eliminate possible contraband
- Hospital patients acting independently without getting out of their bed
- On-the-Go public with an emphasis on travelers, air passengers, and anyone who would like to brush their teeth anywhere at any time throughout the day.

The Developing World:

In the developing world, using Clean Bite™ as a delivery system for active pharmaceutical ingredients (API's) creates the opportunity to treat various diseases, while also establishing a daily oral health regimen by the world's poorest populations. This is not an area of expertise for Clean Bite, LLC, and Clean Bite's use in this arena will call for strategic partners in the pharmaceutical industry.

Solution

Clean Bite™ plans to build a better single-use toothbrush.

- Clean Bite™ characteristics:
- Shaped like a mouth piece
- 800 bristles throughout the bite channels and across the palate arch
- Four reservoirs of dentifrice with xylitol
- Made from gelatin and contains 5g of protein
- Has 60 to 90 seconds of utility, then dissolves and is swallowed
- Has different flavors and comes in adult and children's sizes
- Economical
- Capable of acting as a delivery system for vitamins, therapeutics, medications and encapsulated vaccines, referred to as API's (Active Pharmaceutical Ingredients)

It was designed by an Army medic while working on an amputee ward, to specifically accommodate soldiers who had lost the use of their arms in war. These patients needed a device that could brush the teeth then dissolve and be swallowed so there was no need for disposal or rinsing with water.

Despite its start as a device for wounded soldiers, the team at Clean Bite, LLC realized that there were many other populations that would benefit from a single use oral-health solution.

Statistics reveal the need to intervene proactively to better the oral health for at-risk-children. The most applicable time is when they are receiving meals. Clean Bite™ may help to prevent cavities, is cost neutral due to its protein content, and will be instrumental in forming a life-long oral health habit. Better overall health going into adulthood would reduce the healthcare costs to the government and insurance companies, while improving the health of our nation's future aging population.

Market


PERCENTAGE OF THE TOTAL STUDENT POPULATION ON GOVERNMENT LUNCH PROGRAMS
California 16%
Texas 10%
New York 7%
Florida 6%
Illinois 5%
Georgia 4%
Michigan 3%
Ohio 3%
Pennsylvania 3%
North Carolina 3%
Other States 40%
APPROXIMATELY 31 MILLION RECIPIENTS OUT OF 52.5 MILLION STUDENTS
Source: Centers for Disease Control and Prevention, Division of Oral Health, State-by-State Reports

Primary Market Potential
Annual Units

Segment	Population	Potential
Schools[i]	34 million[13]	7 billion[3,4]
Travelers[ii]	280 million[14]	280 million
Military[iii]	63,000	69 million
Total	314,000,000	7,349,000,000

- Potential based on single unit use per day by 180 days
- Potential based on single unit use per year
- Potential based on three MRE's per day by 365 days per year

SECONDARY MARKETS

The unique design and functions of the Clean Bite™ should ultimately open the door to a vast overseas market for delivering vitamins, various medicines, nutrients, therapeutics, and potentially microencapsulated vaccines. Clean Bite™ could contain virtually any nutrient, therapeutic compound, or microencapsulated API. The full promise of the Clean Bite™ technology should, in the future, be exploited to the benefit of the world's poorest populations where disease and malnutrition are rampant.

Primary Market: U.S. Dental Hygiene


Primary Market: United States Dental Hygiene
Dental Hygiene
Nutrients
Vaccines
Therapeutics
USA
Central America
South America
Africa
China
India
Southeast Asia
Primary Markets currently targeted: school, military and general population
Secondary Markets - not yet taken into account

- **School Students:** The USDA provides ≈ 1.5 billion meals per school year to low income families. An additional 5.5 billion lunches through similar programs administered by individual school districts. These children are two to three times more likely to have untreated than that of their peers. Two US Surgeon General's reported untreated caries as the most prevalent, and preventable disease among children, yet nothing has been done to intervene when meals are served.

  Each Clean Bite™ contains 5 to 6 grams of protein inherent to the collagen and at a cost of 33¢, the price is competitive with most every protein bar on the market. Clean Bite™ then becomes a two-for-one, delivering oral hygiene and protein for the price of one.

- **Military:** "Deployed" troops are provided three (3) MRE's (Meals Ready to Eat) a day. Included are two (2) pellets with Xylitol to restore the level of pH and freshen breath. This insufficiency in delivering oral hygiene contributes to the 17% of all combat troops need evacuation from the theater for dental emergency, based on a one-year tour.
- **Travelers:** Some 100 million Americans board domestic airlines an estimated 740 million times annually. Roughly, 35% of these passengers, or 260 million, are flying between 7:00 P.M. and 7:00 A.M. "normal brushing times." Additionally, there are 3.5 million long haul truckers who spend, on average, 50 weeks a year on the road.

ADDITIONAL SUB-MARKETS:

- **Hospitals:** The national average of daily inpatients numbered 592,000 in 2013, with an average stay of just under five days
- **Prison Inmates:** The U.S. DOJ in 2015 recorded the number, nationwide at 2.2 million
- **Campers:** There are almost 14 million adult campers who spend an estimated two to six nights annually in our National or State parks.
- **International Oral Hygiene:** The potential population for our purpose is set at five (5) billion people, and market size is set at 5B x 365 ≥ 1.8T, with potential brushings being of a fractional percentage of use through each year from 2018 to 2027. **(NB: not calculated)**
- **International Oral Hygiene and Delivery System:** Estimated as being one (1) billion people (conservatively) that may live in circumstances where the Clean Bite, may be applicable as a viable delivery system. The market size ≈2B people and use is as above noted. **(NB: not calculated)**

Competitive Landscape

No other product has the attributes of Clean Bite™

These are the better-known products,
<u>None of which are ingestible or biodegradable</u>

There are multiple products marketed as disposable toothbrushes for travelers:

- **Colgate Wisp™, introduced in the 1st Q 09, sold in packages of four at a cost of $2.39**


24 COUNT
Colgate
wisp
Max Fresh

- **SmileSaver® is a disposable toothbrush with toothpaste that sells for ≈ $1,00 (plus S&H)**


SmileSaver
DISPOSABLE TOOTHBRUSH

- **The Fuzzy Brush™ is a plastic item with bristles that is sold in vending machines and OTC at airports and rail stations throughout Europe for 1€ (about $1.16 May 2018)**



Business Model

Clean Bite, LLC plans to use its expertise to develop high-speed endothermic injection equipment to manufacture the patented Clean Bite™. At the completion of this milestone, Clean Bite, LLC plans to open a small plant with the capability to produce approximately 15M units per year. This facility should act as a control center to hone every aspect of Clean Bite's production from equipment utilization and maintenance, integration of two shifts, plant layout, packaging and shipping. It should also serve to provide finished product for testing for efficacy, focus groups, samples and some regional sales.

The Business Model will then be put into operation to establish a national Licensing Franchise Manufacturing company that will target multiple revenue streams consisting of:

- Franchise Fees
- Manufacturing and Packaging Equipment Sales or Leasing
- Sales of Dry Pack Formulated Material and Dentifrice used to make Clean Bite™
- Gross Receipts Fees
- Packaging Material
- Product Literature
- Other Optional Contract Services
    - Equipment & Plant Maintenance Training
    - New Employee Training
    - Marketing & Sales Training
    - Contract Sales Documents

Gross Receipts fees are based on gross sales volume when converted to the Franchisor's Suggested National Accounts Pricing (FSNAP). Actual sale prices may vary above or below the FSNAP, at the discretion of the sub-licensee, but Gross Receipts Fees will be audited based on a minimum mandatory production, using the FSNAP, and correlated to the consumption of material. The purpose of establishing FSNAP is to enable all Licensed Franchise Manufacturers to participate in the supply of product to large accounts, e.g. military, FEMA, hospital, independent distributors, etc., that maybe established directly by Clean Bite, LLC.



All Fees associated with new franchise development
Sale/Lease and Delivery of manufacturing equipment
Additional Services including seminars and various operations training opportunities
Franchise Fee
Equipment Sale or Lease
Additional Optional Services
REVENUE STREAMS
Patented Material Formulation
Sale of patented dry pack material
Sales Literature
Sales Literature will be authorized and provided by Clean Bite, LLC
Product Packaging
Gross Receipt Fees
Percentage of license franchise revenue
All packaging materials to be purchased from Clean Bite, LLC

Progress

Clean bite, LLC has three phases to go through and each has its own customer. First and most important are potential investors in Clean Bite, LLC and to acquire their support they need to know some basics about who we are and what Clean Bite™ is, and its potential part to play in expanding oral hygiene.

We plan on our second-round of customers also being investors, the difference being that their investment will be in their own business as a Licensed Franchise Manufacturer. These investors will be part of a regional makeup of manufacturers who will provide the backbone of expansion, while reducing the overall financial commitment, by dividing the cost of what otherwise would be a single entity.

The third customer is the consumer or in some cases the purchaser, be it a government agency, NGO, or institutional entity. The adaptation toward what is known as the tipping point will be based on the attributes of Clean Bite™ that are not found in totality in any products in the oral hygiene space that augments traditional brushing when it is unavailable or inappropriate.

Each of these three categories of customers will have different reasons for being involved with Clean Bite, LLC, beginning with investors and ending with consumers.

1. The first-round of initial investors will be inclined perhaps because Clean Bite™ is patent protected and unlike any other product. Emphasis however, will likely be on the business model's use of Licensed Franchised Manufacturing to contain the cost to scale. It also helps that the global oral care market from 2018 through 2024 is projected to be 37.06 to 44.43 (in billions of U.S. Dollars). www.statista.com →
2. The second-round investors will be franchisors who will look at the costs of operations, new product introduction, outcomes on efficacy testing, competitive products, and the ability to be part of collectively contributing product to national account sales. The new tax law will also be favorable with accelerated expensing on the cost of capital equipment, along with market size and many other considerations. A major factor will be Clean Bite, LLC's own plant operation that will serve as a showcase for a well-oiled machine.
3. The end consumers are divided into two groups, from the occasional user to those who may be part of larger groups such as students, military, and others that are cited elsewhere throughout. For the individual use it's a matter of personal satisfaction; for those users adapting resulting from organizational buying, it will be a matter of efficacy and measured outcome.

The statistics that bear this out are daunting and voluminous. It is true that poor oral health can lead to an overwhelming number of diseases and conditions that are life threatening. Far too many to go into here beyond what has already been discussed. This means that these first-round customers will likely be Doctors, RDH's, Social Workers who see things as they are, some Veterans because of their own experiences and the fact that Clean Bite's origin is rooted in military service, and finally those who are market savvy.

Success

Clean Bite™, LLC is a newly formed company, and is affiliated with Dent-Chew Brush, LLC (DCB) that was started in January 2009, as a licensing firm, with the objectives to design, patent, and prototype a single use toothbrush made from a foodstuff. The expectation was that having achieved these goals, a global consumer manufacture would License, and manufacture the IP covered by the patent.

Clean Bite™ is made of gelatin, and early on Kodak and its subsidiary Eastman Gelatine, Inc. pursued DCB as Strategic Partners wanting to be the sole supplier of gelatin globally. Kodak assisted in R&D in exchange for warrants until it sought protection under a Chapter 11 of the Bankruptcy Code. The loss of Kodak was a setback but the passage of the new JOBS Act, of April 5, 2012 had promise of investors however Title III was delayed until May 16, 2016 and flawed.

In late 3Q 2016 Johnson & Johnson requested a meeting. Their only interest was in buying a $100M firm to turn it into a $1B division while branding Clean Bite™ with the Listerine name for use in the developing world for populations that did not have reliable potable water.

This was the watershed moment for Gallagher, in changing the company's business model from a licensing firm to a Licensed Franchise Manufacturing. Gallagher had bartered his own equity for the preceding four years to keep furthering R&D, which enabled development of the endothermic injection equipment to make Clean Bite™, so the stakes were too high not to push for change among his partners.

It took Gallagher six months to formulate a business plan that would chart a path from funding for the developing of high-speed manufacturing equipment, efficacy testing, and franchising on national level. The final plan was accepted in February 2018 after negotiating a buyout that was equitable to his twelve partners while transferring the Patent rights, all proprietary knowledge and physical assets to Clean Bite, LLC.

Press mentions:

MEDCITY NEWS

"Most of us probably take the ability to brush our teeth every day for granted..." →

Forbes

"...a comprehensive oral hygiene solution with the potential to benefit people across the globe..." →

DrBicuspid.com
Dental information you can sink your teeth into

"Potential markets range from at-risk schoolchildren and travelers to the military and developing countries..." →

Team

What makes this team unique is that three of its members have worked together on this endeavor for ten years under a different business model. With the change in the business comes the ability to go directly into manufacturing using all the arcane knowledge that has been gained over the past decade. Each milestone has been designed to reduce the capital expenditure, while acquiring greater value with each accomplished goal in the critical path to full franchise manufacturing and distribution.

The knowledge that was accumulated over the years and anticipated to be used in the support of a licensee, will now be utilized internally with firsthand experience.



John H. Gallagher Jr. Inventor, Founding Member & Managing Director

As the inventor, he has developed the Clean Bite™ from concept to reality and built the development team. Previously, he was SVP of AmeraCash Solutions, Inc., where he oversaw the recruitment of 400 independent merchants to establish Philadelphia's largest POS network of utility payment locations. Prior to that he founded and was President of both American Recreational Builders, Inc. which constructed athletic facilities from 1973 to 1979 and was renamed Gallagher and Associates, Inc. when merging with Gallagher and Associates (Palm Springs, CA) transitioning to a unionized construction company specializing in the restoration of concrete and steel and the application of protective coatings. Primary clientele was the U.S. government (military, federal and state agencies) and industrial plants with projects ranging from U.S. Naval ships to bridge and highway infrastructure.



Roman Bielski, Ph.D. Co-inventor & Founding Member

Dr. Bielski is a Director of Clean Bite, LLC, and Chemist with expertise in the total synthesis of carbohydrates and pheromones, formation of micro and nanocapsules for the controlled delivery, synthesis of polymers and radio-labeled compounds, ultra-sensitive detection and measurements in biological fluids, food, and petroleum products. Dr. Bielski co-founded several small companies (Petramec, Petrotraces, Attochrom/Biotraces). At present, he is a Senior Scientist in Value Recovery, Inc., one of four partners in Cheminnolab, LLC., Adjunct Professor at the Pharmaceutical Department of the Wilkes University and has been elected a Secretary of the Chemical Consultants Network. Dr. Bielski developed a novel technology enabling the recovery of various waste components (using phase transfer catalysis), a method that economically destroys methyl bromide from fumigations and a novel material formulation for a disposable oral hygiene product based on cross-linked gelatin. Dr. Bielski holds a master's degree in chemical engineering and a Ph.D. in organic chemistry (with O. Achmatowicz of the Achmatowicz reaction). He was a postdoctoral fellow at Imperial College in London with the Nobel laureate Sir Derek Barton. He worked in academia at Warsaw Agricultural University, Cornell University, and Lehigh University.



Thomas Holder Head of Equipment Design & Founding Member

Thomas Holder is a Member of Clean Bite, LLC and he is responsible for the design, and assembly of the first endothermic injection equipment, and will lead in the development of the high-speed endothermic injection equipment. Mr. Holder is also the CEO of Thomas Holder Inc., a design firm he established in 1987. His CAD design expertise includes SolidWorks, the most popular 3D solid modeling software. Mr. Holder holds a BS from California State College (now California University of Pennsylvania) in Industrial Arts Education, and a Master in Industrial Arts from Millersville University. Mr. Holder has designed, developed and built food production equipment and related plant packaging lines for some of the most familiar food brands in the U.S.



D. Craig Callaghan, Esquire

In-House General Counsel & Founding Member

Craig Callaghan, Esq. is Clean Bite, LLC's In-House General Counsel. Prior to joining DCB Craig practiced law for more than 25 years as a litigator at top-tier firms in Philadelphia. He has represented clients in business counseling, complex litigation, and alternative dispute resolution. Craig is experienced in handling internal investigations, risk management, labor and employment, trade secrets and mass torts. He has also served as an arbitrator in the Philadelphia County Court of Common Pleas Compulsory Arbitration Program and as a trained certified mediator. His clients included, among others, major pharmaceutical companies and a top five accounting firm. Craig is an honors graduate of Thurgood Marshall School of Law where he graduated top of his class. He has been certified as a trained mediator by the Lancaster Mediation Center. Craig also attended the University of Houston where he obtained his bachelor's degree in English literature. Before attending law school, Craig taught remedial reading to 7th and 8th-grade inner-city students in the Houston Independent School District. Following law school, Craig taught at Villanova University School of Law as a legal writing instructor. Bar Admissions: Texas (Inactive), Pennsylvania, U.S. District Court, Eastern District of Pennsylvania.

Be a part of Clean Bite, LLC

This is an offering of Units, under registration exemption 4(a)(6), in Clean Bite, LLC. This offering must raise at least $10,000 by October 19, 2018 at 4:00pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Clean Bite, LLC may issue additional securities to raise up to $1,068,000, the offering's *maximum*.

$264 raised

$10,000 minimum

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

1,133,500 units × $8.00 per unit
= $9,068,000 implied valuation

Pitch Deck


Clean Bite, LLC, Licensor of the U.S. Patent Protected Clean Bite™
Offers the Sale of Equity under the SEC's Regulation CF
For additional contact:
John H. Gallagher, Jr.
Managing Director
Phone | 610.520.9941
Clean Bite, LLC
Haverford, PA 19041
U.S.A.
clean bite
"A revolution in oral hygiene"


Prevalence
42% of children 2 to 11 have had dental caries in their primary teeth.
Unmet needs
23% of children 2 to 11 have untreated dental caries.
Severity
Children 2 to 11 have an average of 1.6 decayed primary teeth and 3.6 decayed primary surfaces.
Black and Hispanic subgroups and those with lower incomes have more severe decay in primary teeth.
Black and Hispanic subgroups and those with lower incomes have more untreated primary teeth.
Source:
The issue of caries is only one precursor that indicates oral health, and subsequently the overall general health of the entire U.S. Population. In the era of uncertain government insurance initiatives, prevention will be the primary method of cost containment. Oral Health will gain more prominence with its linkage to systemic diseases is brought to light.
THE NEED TO IMPROVE ORAL HEALTH
"Dental caries (tooth decay) remains the most prevalent chronic disease in both children and adults, even though it is largely preventable."[1]

THE NEED TO IMPROVE ORAL HEALTH

(cont.)

PERCENTAGE OF THE TOTAL STUDENT POPULATION ON GOVERNMENT LUNCH PROGRAMS


California 16%
Texas 10%
New York 7%
Florida 6%
Illinois 5%
Georgia 4%
Ohio 3%
Michigan 3%
Pennsylvania 3%
North Carolina 3%
Other States 40%

APPROXIMATELY 31 MILLION RECIPIENTS OUT OF 52.5 MILLION STUDENTS

Source: Centers for Disease Control and Prevention, Division of Oral Health, State-by-State Reports

21

THE MARKETS

- Percentage of the total STUDENT POPULATION on government meal programs - approximately 31 MILLION RECIPIENTS OUT OF 52.5 MILLION STUDENTS
  Source: centers for disease control and prevention, division of oral health, state-by-state report (2008)
- Students receiving meals at school (7.7B in 2008 with significant increases to date)
- The PHYSICALLY IMPAIRED and patients under both managed and nursing care
- MILITARY, in theater and in hospital
- TRAVELERS, airline passengers, truckers, campers, anyone without access to traditional brushing
- HOSPITALS, nursing homes and managed care
- Incarcerated INMATES (reducing threat of contraband while improving oral hygiene)
- DISASTER RELIEF for dislocated victims and/or REFUGEES
- Convenience buyers purchasing from retail stores and locations like Starbucks
- Secondary use as a Delivery System for various APIs e.g., vitamins, medications, therapeutics and microencapsulated vaccines for populations in developing nations

BUSINESS MODEL

The primary market is U.S. Dental hygiene

	Dental Hygiene	Nutrients	Vaccines	Therapeutics
United States				
Central America				
South America				
Africa				
China				
India				
Southeast Asia				

Primary markets currently targeted: school, military, and general population

Secondary markets – not yet taken into account

Clean Bite, LLC has obtained the sole Licensing Rights to the U.S. Patented Clean Bite™, and will operate as a "Manufcaturing Franchisor" providing turnkey franchisees with: Sub-Licensing, Manufacturing, and Packaging Equipment, and Pre-Mixed Material, Independent and Network Sales.

BUSINESS MODEL

(cont.)

AS A FRANCHISOR, CLEAN BITE, LLC WILL RECEIVE REVENUE STREAMS FROM SUB-LICENSING FEES, SALE OF EQUIPMENT, PRE-MIXED MATERIALS, AND ROYALTIES. THE GLOBAL ROLLOUT OF CLEAN BITE™ TO FRANCHISEES, WILL PROVIDE THE OPPORTUNITY TO MANUFACTURE AND DISTRIBUTE ON A REGIONAL BASIS IN COUNTRIES AROUND THE WORLD

Estimated Projected Markets	Populations	Penetration Factors 2027
Schools: i.e. USDA funded meals served at school for "at risk children"	7,700,000,000	25.0%
Military / FEMA / Disaster Relief	75,000,000	100.0%
Travelers (Domestic Carriers)	280,000,000	6.8%
Gen. Pub. (Domestic Pop.@ 320 MM x 1 x 365)	116,800,000,000	1.7%
Prisons (2.2M @ 2 x 365)	1,606,000,000	3.7%
Hospitals (592K @ 2x 365)	432,160,000	9.4%
International Oral Hygiene (5B x 1 x 365)	1,825,000,000,000	0.005%
International OH & Del. System (2B x 1 x 365)	730,000,000,000	0.085%
Totals	2,681,893,160,000	9,032,185,040

N.B.: Overall penetration as illustrated @ 10 Years = .3368%

COMPETITIVE ADVANTAGES

THE PRIMARY ADVANTAGE IS U.S. PATENT 8,292,624

Other Clean Bite™ Advantages:

- A "foodstuff" composition of collagen and GRAS materials that can be completely ingested
- Biodegradable
- Shaped like a mouth piece, that has ≈ 800 +/- bristles, that comfortably configures to the bite
- Provides 100% contact with all of the exposed surfaces of the teeth
- All of the bristles on the vertical bite channel walls meet the gingival margin at 45°
- Four separate reservoirs of dentifrice available in different flavors, all containing Xylitol
- A 60 – 90 second utility period in which to brush the teeth, gingival margin and the tongue
- Upon the completion of the utility period continued chewing of the Clean Bite™ dissolves it entirely
- A port in the front of the Clean Bite™ enables breathing in the event of congestion
- Competitive pricing for government sales at ($.33 - $.35 / unit) and retail sales at (market pricing)
- And there is still more …

COMPETITIVE ALTERNATIVES

NO OTHER PRODUCT HAS THE ATTRIBUTES OF CLEAN BITE™

These are some of the better known products NONE of which are ingestible or biodegradable.

There are multiple products marketed as disposable toothbrushes for travelers:

- Colgate Wisp™, introduced in 1st Q 09, sold in packages of four at a cost of $2.39



- Smilesaver® is a disposable toothbrush with toothpaste that sells for ≈ $1.00 online (plus S/H)



- The Fuzzy Brush™ is a plastic item with bristles that is sold in vending machines at airports and rail stations throughout Europe for 1€ (about $1.23 as Jan. 2018)



TRACTION AND PROJECTIONS

As a result of initial equity funding these are a few of the milestones that DCB, LLC had accomplished prior to Clean Bite, LLC acquiring sole rights to its Patent, Trademark, and all related IP.

SOME MILESTONES:

- U. S. Patent 8,292,624
- Design and Material formulation
- Strategic partnerships:
  - **Kodak** – Abandoned due to Chapter 11 protection
  - **Eastman Gelatine Corporation** – Abandoned due to Kodak's sale of assets
  - **Creighton University School of Dentistry**
  - **The University of Maryland Dental School**
- Bilateral support of a NIH grant application by Members of the U. S. House of Representatives and the U.S. Senate
- Prototype
- Automated manufacturing equipment for sample iterations
- Valuation developed aided by Wharton SBDC at the University of Pennsylvania
- Cited as a top innovative product by Forbes online and CircleUp
- Recognized and reviewed in various dental industry publications

MANAGEMENT TEAM of CLEAN BITE, LLC, AND DENT-CHEW BRUSH, LLC MEMBER CRIDENTIALS

DAY TO DAY:

- John H. Gallagher, Jr., Managing Director, Inventor and Founder of Clean Bite, LLC
- Roman Bielski, Ph. D., Co-inventor and Clean Bite, LLC Member
- D. Craig Callaghan, Esq. is In-house General Council and Clean Bite, LLC Member
- Thomas Holder, MA, Manufacturing Equipment Design (CAD) and Clean Bite, LLC
- N.B., John Gallagher, Roman Bielski and Thomas Holder are also Dent-Chew Brush, LLC Members

MEMBER CRIDENTIALS OF OUR DENT-CHEW BRUSH, LLC AFFILIATE :

- Gallagher has brought together a membership comprised of five retired "C" Executives of ARAMARK corporation, four doctoral degree members that include, a Ph.D. (Organic chemistry), a, D.M.D., a Pharm. D. and a JD, LL.M, plus one RADM, USN (RET), one CMDR, USN (RET), one CPA and one MA in industrial arts.

CLEAN BITE™



N.B.: For CAD illustrations, diagrams and video see the website:

It is said that a picture speaks a thousand words. Find out more that's been said at:

www.CleanBiteTM.com/media

FUNDING NEEDS

Clean Bite, LLC will solicit Equity Funding under SEC's Regulation Crowdfunding, utilizing NetCapital.com as its portal. NetCapital Funding Portal, Inc. is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Regulation crowdfunding may be utilized by clean bite, LLC to solicit equity funding over the next twenty-four months. As such, clean bite, LLC may solicit funding from both accredited, and non-accredited investors. The seed funding campaign has a goal of $10,000, permitting an oversubscription of up to an inclusive amount of $1,070,000.00 running through the designated subscription period.

This seed round funding campaign coupled with the oversubscription, raising an inclusive amount up to $1,070,000 will be offering equity based on a total valuation of $8,000,000. The total valuation is made up of 1,000,000 units, each valued at $8.00. An additional 133,750 units will be offered in bundles of ten units and referred to as an equity pack, having a value of $80.00 each. Unaccredited investors are constrained in their purchase only to the extent of parameters set forth by the SEC and embodied in regulation crowdfunding.

N.B. See: NetCapital.com and the Clean Bite, LLC Business Plan posted on line for complete details

FUNDING NEEDS

(Cont.)

When the Seed funding campaign is concluded having raised an amount of equity funding, but less than the maximum amount permitted by Regulation CF in that 12-month period, then a second funding campaign designated as Series "A" may commence within the same 12-month period begun on the inception date of the Seed funding campaign, with the objective to raise the maximum amount of funding permitted by Regulation CF within the calendar year.

During the period of the 13th and the 18th month, additional Series "B", as may be needed, may be sought to the maximum amount of $1,070,000 prior to the end of the 24th month closing the two-year Equity Funding period.

Beginning with the second funding campaign Clean Bite, LLC will have a goal of $107,000, and may permit an oversubscription of up to an inclusive amount of $1,070,000 through the designated campaign period. Clean Bite, LLC will likely offer equity at a higher valuation. Based on 1,133,750 Units, it is anticipated that the Series "B", that may take place in the second calendar year, and will increase in value, based on the achievement of projected milestones raising Clean Bite, LLC's valuation. Increasing the Equity Pack, again comprised of ten Units to be of a greater value.

SUMMARY

clean bite

"A revolution in oral hygiene"

Clean Bite, LLC:
John H. Gallagher, Jr.
Managing Director
Phone | 610.520.9941

Clean Bite, LLC
Haverford, PA 19041
U. S. A.
www.CleanBiteTM.com

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Financials

We plan to use this funding for the design, fabrication, and assembly of the first high-speed endothermic injection molding equipment. This first injection molding machine is intended to be operational by early 2019, and one of four machines that will be used for in-house manufacturing of product that will be tested for efficacy, sold, and used in branding promotions. This small office and plant facility is scheduled to be fully operational in the second quarter of 2019, operating one shift a day and adding a second shift in third quarter of 2019. Additional funding/revenue may be accomplished through the sale of equity or contractual agreement(s).

The plant facility is intended to return industry equivalent profits given its size but most importantly it will serve as a model showcase of the injection and packaging equipment, procedural plant operations, equipment maintenance and plant manager training for prospective sub-licensees. Additionally, it will provide an environment that can troubleshoot difficulties that sub-licensees may encounter, by replicating the issue in-house and resolving it, reducing downtime and eliminating potential travel expenses.

If this plant is successful it will enable the sale of manufacturing sub-licenses on a regional basis. The initial sub-licensee sales will be for plants with a minimum of 16 injection machines operating two shifts per day, within ninety days of the installation of equipment. Subsequent sales will be made in increments of eight machines, with the smallest being 16 injection machines and up, i.e. 24, 32, 40, … injection machines. The incremental balance equates to a balance between packaging and injection machines. This may change as higher volume packaging machinery is evaluated.

We plan that revenue streams from sub-licensees will come from licensing fees, equipment sales, material sales and minimum royalty payments based on gross sales at the Franchisor's Suggested National Accounts Pricing (FSNAP). Actual sale prices may vary above or below the FSNAP, at the discretion of the sub-licensee, but royalty will be audited based on a minimum mandatory production, using the FSNAP, and correlated to the consumption of material.

With the opening of the in-house plant scheduled for the first quarter of 2019, it is likely that in the absence of sale of a sub-license, or other reason, that Clean Bite, LLC will need to raise additional capital and may conduct a second solicitation under SEC Regulation Crowdfunding.

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

Clean Bite, LLC's SEC filings

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

- Latest offering statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on July 19, 2018

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Understand the risks

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.